SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Press Release dated April 30, 2004
Press Release dated May 3, 2004
Press Release dated May 6, 2004
Press Release dated May 12, 2004
Press Release dated May 12, 2004
Analyst Presentation dated May 12, 2004
1Q2004 Consolidated Results

Press Release

TERNA MANAGEMENT MEETS WITH THE BANKS OF THE INSTITUTIONAL IPO CONSORTIUM

Presents consolidated financial results, pro-forma consolidated results, and Company strategy.

The pro-forma results take into account the effects of the optimization of Terna’s financial structure, achieved through the reduction of its capital, and the economic effects of the Brazilian acquisition.

Consolidated pro-forma 2003 results: revenues 919 million euro; EBITDA 623 million euro, equal to 68% of revenues; net profit 173 million euro, 19% of revenues.

Consolidated pro-forma Q1 2004 results: revenues 281 million euro (+11%); EBITDA 210 million euro (+13%); net profit 77 million euro, an increase of 30% compared with the first quarter 2003.

Rome, April 30, 2004 — The Terna management team, led by Chairman Fulvio Conti and Chief Executive Sergio Mobili, today met with the analysts of the underwriting consortium mandated for the proposed initial public offering of the Company’s ordinary shares with Italian and foreign institutional investors.

Terna is Italy’s main operator in electricity transmission and owns over 94% (1) of the national high-voltage and very high-voltage transmission network, comprising of more than 38,000 kilometers. The Company has also operated in Brazil since December 31, 2003, through its subsidiaries TSN and Novatrans, which have more than 2,300 kilometers of very high-voltage lines.

During the meeting, the Terna management team presented the following:

•	the activities carried out by Terna in Italy and by its subsidiaries TSN and Novatrans in Brazil — their respective markets, their regulatory environment, their historic operating and financial results;

(1)	according to AEEG’s letter of January 11, 2001

•	consolidated results for 2003, also presented on a pro-forma basis taking into account the enhancement of Terna’s financial structure through the reduction of Terna’s share capital, as well as the acquisition of the Brazilian companies mentioned above;
•	consolidated results for the first quarter of 2004 presented on a pro-forma basis, taking into account the enhancement of Terna’s financial structure;
•	the key elements of the global offer, which calls for a public offering in Italy and an offer to institutional investors in Italy and abroad; and
•	the Group strategic guidelines.

*****

Consolidated and consolidated pro-forma 2003 results

	Consolidated	% of		% of
(euro millions)	pro-forma	Revenues	Consolidated	Revenues
Revenues	919	—	872	—
EBITDA	623	68%	590	68%
EBIT	436	47%	414	47%
Net Profit	173	19%	220	25%

In 2003, Terna had consolidated pro-forma revenues of 919 million euro, of which 807 million euro stemmed from its regulated business in Italy, 65 million euro from other activities in Italy and 47 million euro from regulated activities in Brazil. Consolidated revenues generated in Italy, therefore, totalled 872 million euro.

EBITDA (gross operating margin), on a consolidated pro-forma basis, amounted to 623 million euro (approximately 68% of pro-forma revenues), while consolidated EBITDA was 590 million euro (also approximately 68% of consolidated revenues).

EBIT (operating result), on a consolidated pro-forma basis, totalled 436 million euro (approximately 47% of pro-forma revenues), while consolidated EBIT totalled 414 million euro (approximately 47% of consolidated revenues).

Net profit, on a pro-forma basis, was 173 million euro (approximately 19% of pro-forma revenues), 47 million euro lower than the comparable consolidated figure because of higher financial charges linked to the enhancement of Terna’s financial structure and the inclusion of data from the Brazilian subsidiaries.

Regarding the operating and financial performance:

•	Net invested capital, both consolidated and consolidated pro-forma, stood at 3,572 million euro while pro-forma net financial debt was 1,805 million euro (compared with the 605 million euro consolidated figure);
•	Cash-flow from activities on a pro-forma basis was more than 400 million euro, approximately 37 million euro lower than the consolidated figure, mainly due to higher interest charges from the inclusion of the Brazilian assets and the effects of the capital reduction.

*****

Consolidated pro-forma first quarter 2004 results

	Consolidated pro-forma
(euro millions)	1Q04	1Q03	Change %
Revenues	281	253	11
EBITDA	210	186	13
EBIT	166	122	36
Net Profit	77	59	30

On a consolidated pro-forma basis, Terna posted the following first quarter results:

•	revenues were 281 million euro, an increase of 11% compared with the first quarter of 2003, in part because nearly all the Brazilian lines entered into operation;
•	EBITDA totalled 210 million euro, an increase of 13% compared with the same period a year earlier. This was due to increased revenues partially offset by slightly higher operating expenses;
•	EBIT amounted to 166 million euro, an increase of 36% compared with the same period a year earlier, due to lower depreciation as a consequence of an extension of the useful life of the assets;
•	Net profit was 77 million euro (28% of pro-forma revenues), an increase of 30% compared with the same period a year earlier.

On a pro-forma basis, net invested capital on March 31, 2004, stood at 3,531 million euro with a net financial position of 1,773 million euro.

*****

Strategic guidelines

The guidelines aim to maximize shareholders’ value by:

•	optimizing management of the Italian and Brazilian transmission systems through increased efficiency and rationalization of investments, simultaneously guaranteeing a quality of service in line with, or better than, the level required by national authorities;
•	pursuit of growth opportunities selected with strict financial and technical discipline, both in the development of transmission infrastructure and in the management sector, in Italy and abroad, with particular focus on countries of the Balkan region, the Mediterranean basin and Brazil;
•	efficient management of the financial structure in terms of the ratio of debt to equity;
•	dividend policy in line with that of its Italian and European peers.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States, Italy or any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement (and the information contained herein) is not for publication or distribution in the United States of America. The information contained herein is restricted and is not for distribution in Australia, Canada or Japan.

Press Release

ENEL BRINGS FORWARD APPROVAL OF FIRST QUARTER RESULTS

Rome, May 3, 2004 — The Board of Directors of Enel S.p.A. has decided to bring forward the date for the examination and approval of first quarter 2004 results to May 12, 2004 from May 13, 2004.

Press Release

ENEL: 1.5 BILLION EURO BOND ISSUE CLOSED SUCCESSFULLY

The issue was more than twice oversubscribed, with international investors accounting for almost two-thirds of the placement.

Rome, May 6, 2004 — Enel S.p.A. (S&P rating A+, Moody’s A1) today launched a fixed rate bond issue worth a total 1.5 billion euro, as decided by the Board of Directors on January 27, 2004. The deal is part of the Company’s Medium Term Note programme.

The issue was in two equal tranches; one a 7-year maturity, the other 20-year. The 7-year bond, issued at 99.553, offers an annual coupon of 4.125%, a spread of 25 basis points over the 7-year swap rate. The 20-year bond, issued at 98.586, offers an annual coupon of 5.25%, a spread of 48 basis points over the 20-year swap rate.

Organized and managed by ABN Amro, Banca Imi, Barclays Capital, BNP Paribas and Mediobanca, the issue, reserved for institutional investors, was more than twice oversubscribed, with foreign investors accounting for almost two-thirds of the placement.

Including today’s issue, the number of publicly placed Enel bonds in circulation rises to nine, amounting to a total value of 7,950 million euro. This year three bonds, with a total value of 3,200 million euro, will mature. Their reimbursement will be covered by today’s issue and the Group’s cash flow.

This announcement does not constitute, or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States.

Press Release

THE BOARD OF ENEL APPROVES STRUCTURE
OF TERNA PUBLIC SHARE OFFERING

Rome, May 12, 2004 — The Board of Directors of Enel today approved the structure of the public offering of Terna shares to be quoted on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A..

Pending the relevant authorizations, the Global Offering will consist of a maximum 870 million Terna shares, equal to 43.5% of share capital, as well as an additional 130 million shares to be offered at the option of the global coordinators, Mediobanca and Goldman Sachs, for a total of 1 billion shares, equal to 50% of Terna’s share capital.

The Global Offering will consist of:

a)	an Initial Public Offering (IPO) to the general public in Italy, consisting of a minimum 261 million shares, and

b)	a simultaneous private offering of the remaining shares to professional investors in Italy and institutional investors abroad.

The IPO will in turn consist of:

(i)	an offer reserved for Enel employees and employees of certain companies controlled by Enel, who are resident in Italy and employed on April 30, 2004,

(ii)	an offer for a quantity of not more than 50% of the Terna shares allocated for the IPO, reserved for individuals and companies who, on the date of the prospectus, are Enel shareholders and resident in Italy, and

(iii)	a further offer reserved for the general public.

The IPO will also include an incentive consisting of the allocation of bonus shares in Terna to subscribers of shares in the IPO who maintain continuous ownership of the shares acquired in the IPO for the eighteen months immediately following the IPO. A bonus share will be granted for every 10 shares acquired by a subscriber under the offer to employees, while a bonus share will be granted for every 20 shares acquired by a subscriber under the offer to the general public and Enel shareholders.

The Prospectus related to Terna’s stock market listing and the initial public offering will be published and made available by CONSOB, Enel S.p.A., Terna S.p.A. and intermediaries mandated with the placement in accordance with the Regulation approved with the CONSOB Resolution no. 11971 of May 14, 1999.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States, Italy or any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement (and the information contained herein) is not for publication or distribution in the United States of America. The information contained herein is restricted and is not for distribution in Australia, Canada or Japan.

Press Release

THE BOARD OF ENEL APPROVES RESULTS FOR FIRST QUARTER
ENDING MARCH 31, 2004

Operating improvement continues:
EBITDA 2,642 million euro, +11.2%
EBIT 1,560 million euro, + 29.6%

Rome, May 12, 2004 — The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today approved the results for the first quarter of 2004.

Key consolidated figures (euro millions):

	Q1 2004	Q1 2003		Change
Revenues	8,029	8,069		–0.5%
EBITDA (gross operating margin)	2,642	2,376		+11.2%
EBIT (operating income)	1,560	1,204		+29.6%
Net income	688	864	*	–20.4%
Net financial debt	23,085	24,174	**	–4.5%

*	includes 317 million euro of the capital gain (net of taxes) on the disposal of Interpower
**	on December 31, 2003

Paolo Scaroni, Enel’s chief executive, said: “In the first quarter we continued to achieve all our operational and cost reduction targets. For the full year, we expect our operating income to improve significantly on 2003.”

Revenues amounted to 8,029 million euro and are in line with the first quarter 2003 (8,069 million euro). The volume of energy sold on the free and regulated markets rose by 6.5%. The volume of gas sold to end users rose by 19.7%. Revenues from non-core activities decreased.

EBITDA rose to 2,642 million euro from 2,376 million euro in the same period in 2003 (+11.2%). The new equalization rules for electricity distribution margins resulted in an increase of 304 million euro, which will be reabsorbed during the course of the year. Net of this effect and non-recurring revenues of 60 million euro booked in the first quarter of 2003, EBITDA rose by 22 million euro compared with the first quarter of 2003. Greater efficiency and cost containment offset the effects of the downward distribution tariff adjustment (effective February 1, 2004) and lower hydroelectric production.

EBIT amounted to 1,560 million euro, an increase of 29.6% compared with 1,204 million euro in the first quarter of 2003. EBIT benefited from the reduction (–145 million euro) of depreciation for the electricity transmission and distribution networks in Italy as a consequence of the re-definition of their residual useful life, in line with international standards. This was in part offset by higher amortization in the telecommunications sector.

Net income, less not recurring items and extraordinary items, rose 26% to 688 million euro in the first quarter of 2004 from 547 million euro in the first quarter of 2003.

Group net income for the quarter amounted to 688 million euro, compared with 864 million euro for the same period in 2003 (–20.4%) mainly due to differences in extraordinary items. In the first quarter of this year, extraordinary items had a negative impact of 19 million euro against a positive contribution of 338 million euro in the first quarter of 2003, mainly due to the capital gain of 359 million euro (317 million euro net of taxes) on the sale of Interpower. Further, taxes in the first quarter of 2003 benefited from the reduced rate (19%) applied to the Interpower capital gain.

The consolidated balance sheet on March 31, 2004 registered total shareholders’ equity of 22,013 million euro (21,315 million euro at the end of 2003) and net financial debt of 23,085 million euro (24,174 million euro at the end of 2003).

Capital expenditure for the first quarter amounted to 624 million euro.

Headcount at the end of March 2004 stood at 63,379, a decrease of 1,391 employees from December 31, 2003. Changes in the group’s scope of activity (disposal of environmental services business and acquisition of Sicilmetano) resulted in a net reduction of 814 employees.

An analysis by business areas follows.

*****

Generation and Energy Management

Results (euro millions):

	Q1 2004	Q1 2003	Change
Revenues	2,967	3,460	–14.2%
EBITDA	993	1,171	–15.2%
EBIT	722	893	–19.1%
Capex	118	100	+18.0%

The Division’s decrease in revenues was mainly due to a fall in revenues from fuel trading, a reduction in net production (32.0 TWh compared with 32.7 TWh a year earlier), and decrease of the CT (variable tariff component related to fuel prices).

Operating income fell as a consequence of lower hydro production, from 7.0 TWh in the first quarter of 2003 to 6.05 TWh in the first quarter of 2004 (–13.7%) and the occurrence in the first quarter of 2003 of 60 million euro in non-recurring revenue. This was partially offset by greater efficiency in overall generation due to the start of production of new combined cycle plants and an improved fuel mix.

Network and Sales

Results (euro millions):

	Q1 2004	Q1 2003	Change
Revenues	5,466	5,257	+4.0%
EBITDA	952	572	+66.4%
EBIT	746	247	+202%
Capex	330	393	–16.0%

Electricity

Revenues for the Division deriving from the electricity sector rose to 4,894 million euro, an increase of 157 million euro from the first quarter of 2003. This increase was due mainly to the application of equalization mechanisms for distributor margins that resulted in a revenue increase of 304 million euro, which will be reabsorbed by the end of the year. Sector EBITDA grew to 805 million euro (+77.3%) because of the above-mentioned equalization mechanisms, operating cost reduction and the increase in volumes of energy transported, which more than compensated for the negative impact of the new tariffs which came into effect on February 1, 2004.

First quarter EBIT totalled 631 million euro, compared with 162 million in 2003. Of the increase, 351 million euro stemmed from the rise in EBITDA and 118 million euro largely from the reduction of amortization following the redefinition of the residual useful life of the networks, in line with international standards.

Gas

Gas sector revenues in the first quarter of 2004 totalled 572 million euro (+10%). The volume of gas sold rose from 1,754 million cubic meters in the first quarter of 2003 to 2,099 million in the first quarter of this year (+19.7%). First quarter EBITDA rose to 147 million euro (+24.6%) and benefited from the increase in volumes sold and transported, as well as savings in fuel supply costs. This improvement is also reflected in first quarter EBIT which came to 115 million euro (+35.3%).

Transmission Networks (Terna)

Results (euro millions):

	Q1 2004	Q1 2003*	Change
Revenues	281	248	+13.3%
EBITDA	210	183	+14.8%
EBIT	166	120	+38.3%
Capex	59	93	–36.6%

*	actual consolidated results, not pro-forma

Terna’s revenues for the first quarter (including the networks in Brazil) rose to 281 million euro (+13.3%) because of the greater quantity of energy dispatched and withdrawn from the network, together with the increase in transportation tariffs. EBITDA rose because of higher revenues and lower operating costs. EBIT saw a more marked increase (+38.3%) because of the reduction of amortization following the redefinition of the network’s residual useful life (in line with international standards) which did not apply to the results of the first quarter in 2003.

Telecommunications

Results (euro millions):

	Q1 2004	Q1 2003	Change
Revenues	1,075	1,044	+3.0%
EBITDA	285	230	+23.9%
EBIT	(177)	(168)	–5.4%
Capex	72	144	–50.0%

In the first quarter of 2004, the number of Wind mobile customers rose to 10.2 million from

9.9 million on December 31, 2003, reaching an estimated 18% market share of all SIM Cards in Italy. Total mobile traffic in the first quarter of 2004 amounted to 2.8 billion minutes, an increase of 27% compared with the first three months of 2003. Revenue per customer (ARPU) rose by 7.5% from the first quarter of 2003. In fixed line telephony, Wind’s active customers totalled 2.8 million on March 31, 2004, a decrease of 10% from December 31, 2003. This was due to strong competitive pressure from the incumbent, while ARPU in fixed-line telephony rose 9% compared with the first quarter of 2003. Development of innovative services (i-mode) and the broadening of Wind’s commercial product range continued through the quarter.

Revenues from mobile telephony increased by 68 million euro (or 13.7%) to 564 million euro, while fixed-line and internet revenues in Italy saw a fall of 44 million euro to 373 million euro. Revenues from activities in Greece (Tellas), which were not present in the first quarter of 2003, amounted to 25 million euro.

EBITDA amounted to 285 million euro (+23.9%) as a result of higher total revenues and lower operating costs.

EBIT was –177 million euro (–168 million first quarter 2003) penalized by 60 million euro of additional amortization which was not present in the first quarter of 2003 (32 million euro of amortization for the UMTS license and 28 million euro of additional amortization for the acquisition of France Telecom’s stake in Wind).

A conference call will be held at 5.30 p.m. Italian time for financial analysts and institutional investors. Journalists are invited to listen in to the call.

Support material will be simultaneously available via Enel’s website, www.enel.it, in the investor relations section.

The reclassified consolidated income statement and balance sheet follow.

*****

CONSOLIDATED INCOME STATEMENT

In millions of euro	1st Quarter 2004		1st Quarter 2003		Change
		(%)		(%)		(%)
Revenues:
- Electricity and Electricity Equalization Fund contributions	5,315	66.2	5,139	63.7	176	3.4
- Telecommunication services	999	12.4	947	11.7	52	5.5
- Gas sold to end users	560	7.0	495	6.1	65	13.1
- Other services, sales and revenues	1,155	14.4	1,488	18.5	(333)	–22.4
Total revenues	8,029	100.0	8,069	100.0	(40)	-0.5

Operating costs:
- Personnel	824	10.3	876	10.9	(52)	–5.9
- Fuel consumed for thermal generation	863	10.7	939	11.6	(76)	–8.1
- Electricity purchased	1,438	17.9	1,448	17.9	(10)	–0.7
- Interconnections and roaming	331	4.1	345	4.3	(14)	–4.1
- Services, leases and rentals	972	12.1	911	11.3	61	6.7
- Fuel for trading and gas for resale to end users	672	8.4	853	10.6	(181)	–21.2
- Materials	329	4.1	337	4.2	(8)	–2.4
- Other costs	181	2.3	223	2.8	(42)	–18.8
- Capitalized expenses	(223)	(2.8)	(239)	(3.0)	16	6.7
Total operating costs	5,387	67.1	5,693	70.6	(306)	–5.4

GROSS OPERATING MARGIN	2,642	32.9	2,376	29.4	266	11.2
Depreciation, amortization and accruals:
- Depreciation and amortization	1,015	12.7	1,092	13.5	(77)	–7.1
- Accruals and write-downs	67	0.8	80	1.0	(13)	–16.3
Total depreciation, amortization and accruals	1,082	13.5	1,172	14.5	(90)	–7.7

OPERATING INCOME	1,560	19.4	1,204	14.9	356	29.6

- Net financial income (expense)	(285)	(3.5)	(276)	(3.4)	(9)	3.3

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	1,275	15.9	928	11.5	347	37.4

- Extraordinary items	(19)	(0.3)	338	4.2	(357)

INCOME BEFORE TAXES	1,256	15.6	1,266	15.7	(10)	–0.8

- Income taxes	566	7.0	440	5.5	126	28.6

INCOME BEFORE MINORITY INTERESTS	690	8.6	826	10.2	(136)	–16.5

- Minority interests	(2)	—	38	0.5	(40)

GROUP NET INCOME	688	8.6	864	10.7	(176)	–20.4

CONSOLIDATED BALANCE SHEET

In millions of euro	at March 31, 2004	at Dec. 31, 2003	Change
Net fixed assets:
- Tangible and intangible	50,404	50,731	(327)
- Financial	512	531	(19)
Total	50,916	51,262	(346)

Net current assets:
- Trade receivables	7,138	6,991	147
- Inventories	4,349	4,211	138
- Other assets and net receivables from Electricity Equalization Fund	982	986	(4)
- Net tax receivables/(payables)	(746)	(780)	34
- Trade payables	(5,334)	(5,835)	501
- Other liabilities	(7,961)	(7,627)	(334)
Total	(1,572)	(2,054)	482

Gross capital employed	49,344	49,208	136

Provisions:
- Employee termination indemnity	(1,299)	(1,298)	(1)
- Retirement benefits	(458)	(462)	4
- Net deferred taxes	(1,040)	(476)	(564)
- Other provisions	(1,449)	(1,483)	34
Total	(4,246)	(3,719)	(527)

Net capital employed	45,098	45,489	(391)

Group Shareholders’ Equity	21,816	21,124	692

Minority interests	197	191	6

Total Shareholders’ Equity	22,013	21,315	698
Net financial debt	23,085	24,174	(1,089)

TOTAL	45,098	45,489	(391)

1Q2004 Consolidated Results

Fulvio Conti – Chief Financial Officer

Rome, 12 May 2004

Enel
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1Q2004 Consolidated Results Fulvio Conti - Chief Financial Officer Rome, 12 May 2004

Income statement (Euro Mn)

	1Q2004	1Q2003	% change
Revenues	8,029	8,069	-0.5%
Operating Costs	5,387	5,693	-5.4%
EBITDA	2,642	2,376	11.2%
% of Revenues	33%	29%	
EBIT	1,560	1,204	29.6%
% of Revenues	19%	15%	

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Income statement (Euro Mn)

From EBIT to EPS (Euro Mn)

	1Q2004	1Q2003	% change
EBIT	1,560	1,204	29.6%
Net Financial Charges	(285)	(276)	3.3%
Net Extraordinary Items	(19)	338	
EBT	1,256	1,266	-0.8%
Income Taxes	566	440	28.6%
Minority Interest	(2)	38	-105.3%
Net Income	688	864	-20.4%
EPS (Euro)	0.11	0.14	-21.4%
Ordinary Income(1)	688	547	25.8%

(1) Net Income less non recurring items

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(1) Net Income less non recurring items From EBIT to EPS (Euro Mn)

EBITDA by business area (Euro Mn)

+11.2%
2,642
2,376
+23.9%
-23.3%
+14.8%
+66.4%
+35.1%
-15.2%
Telecom
Services & Holding(1)
Terna
Networks & Sales
International
Generation & Energy Mgmt
230
163
183
572
57
1,171
285
125
210
952
77
993
1Q2003
1Q2004

(1) Net of intercompany

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1Q2003 1Q2004 2,376 2,642 Networks & Sales Telecom Generation & Energy Mgmt Services & Holding(1) (1) Net of intercompany International -23.3% +35.1% +14.8% +66.4% -15.2% Terna +23.9% EBITDA by business area (Euro Mn) +11.2%

Balance Sheet (Euro Mn)

	March 31, 2004	December 31, 2003	% Change
Net Financial Debt	23,085	24,174	-4.5%
of which Wind[(1)]	6,725	6,743	-0.3%
Shareholders' Equity	22,013	21,315	3.3%
of which minorities	197	191	
Leverage	1.05	1.13	
EBITDA/Interest Coverage	9.3	8.7	
Net Capital Employed	45,098	45,489	-0.9%

(1) Excluding debt to Treasury for UMTS license

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(1) Excluding debt to Treasury for UMTS license Balance Sheet (Euro Mn)

Net Debt Evolution (Euro Mn)

Down 1,089
December 31st, 2003
Operating Cash Flow from Operations
Capex
Extraordinary Activities
Net Financial Charges
March 31st, 2004
ENEL
-17,431
Wind
-6,743
-24,174
Net Operating Cash Flow
1,428
+2,052
-624
-54
-285
-16,360
ENEL
-6,725
Wind
-23,085

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Enel
ENERGY IN TUNE WITH YOU.

Capex Extraordinary Activities March 31st, 2004 December 31st, 2003 Down 1,089 -24,174 +2,052 -624 -54 -23,085 -6,725 -6,743 ENEL Wind ENEL Wind -285 Net Financial Charges -17,431 -16,360 1,428 Net Operating Cash Flow Operating Cash Flow from Operations Net Debt Evolution (Euro Mn)

Appendices

EBIT by business area (Euro Mn)

1,204
1,560
Services & Holding(1)
Terna
Networks & Sales
International
Generation & Energy Mgmt
Telecom
94
120
247
18
893
-168
71
166
746
32
722
-177
1Q2003
1Q2004

(1) Net of intercompany

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1Q2003 1Q2004 1,204 1,560 Networks & Sales Telecom Generation & Energy Mgmt Services & Holding(1) (1) Net of intercompany International Terna EBIT by business area (Euro Mn)

Generation & Energy Management (Euro Mn)

	1Q2004	1Q2003	% change
Revenues	2,967	3,460	-14.2%
EBITDA	993	1,171	-15.2%
EBIT	722	893	-19.1%
Capex	118	100	18.0%
Net Capital Employed	11,399	11,947 (1)	-4.6%
Headcount	10,241	10,318 (1)	-0.7%
Net Power Generation (domestic) (GWh)	32,015	32,668	-2.0%

(1) As of December 31, 2003

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Enel
ENERGY IN TUNE WITH YOU.

Generation & Energy Management (Euro Mn) (1) As of December 31, 2003

International operations (Euro Mn)

	1Q2004	1Q2003	% change
Revenues	251	190	32.1%
EBITDA	77	57	35.1%
EBIT	32	18	77.8%
Capex	27	15	80.0%
Net Capital Employed	3,158	3,132 (1)	0.8%
Headcount	1,703	1,710 (1)	-0.4%

(1) As of December 31, 2003

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Enel
ENERGY IN TUNE WITH YOU.

International operations (Euro Mn) (1) As of December 31, 2003

Network & Sales (Euro Mn)

	1Q2004	1Q2003	% change
Revenues	5,466	5,257	4.0%
Power	4,894	4,737	3.3%
Gas	572	520	10.0%
EBITDA	952	572	66.4%
Power	805	454	77.3%
Gas	147	118	24.6%
EBIT	746	247	202.0%
Capex	330	393	-16.0%
Net Capital Employed	12,040	11,360 (1)	6.0%
Headcount	35,203	36,424 (1)	-3.4%
Power Dispatched (GWh)	63,099	60,222	4.8%
Power Sold to End Users (GWh)(2)	40,768	38,286	6.5%

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Enel
ENERGY IN TUNE WITH YOU.

(1) As of December 31, 2003 (2) Including sales of producers Network & Sales (Euro Mn)

Operational data

	1Q2004	1Q2003	% change
Power			
Net Power Generation (GWh)	32,015	32,668	-2.0%
Purchase of Power (GWh)	20,553	20,931	-1.8%
Sales to End Users (GWh)	40,768	38,286	6.5%
of which: Regulated Market	35,758	35,712	0.1%
Free Market	5,010	2,574	94.6%
Total Power Dispatched (GWh)	63,099	60,222	4.8%
Gas			
Volumes Sold to Third Parties (mcm)	2.1	1.8	19.7%
Customers ('000)	1,844	1,726	6.8%

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Enel
ENERGY IN TUNE WITH YOU.

Power Gas Operational data

Terna (Euro Mn)

	1Q2004	1Q2003		% change	1Q2003 pro-forma
Revenues	281	248		13.3%	253
EBITDA	210	183		14.8%	186
EBIT	166	120		38.3%	122
Capex	59	93		-36.6%	n.a.
Net Capital Employed	3,608	3,580	(1)	0.8%	n.a.
Headcount	2,903	2,821	(1)	2.9%	n.a.

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Enel
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Terna (Euro Mn) n.a.: not applicable (1) As of December 31, 2003

Wind

Key Performance Indicators

		1Q2004	1Q2003
Customers (mn)		29.7	27.8
Fixed Active		2.8	3.4
of which	CPS	1.5	1.9
	LLU (1)	0.4	0.1
Mobile (2)		9.9	9.0
Internet Subscribers		15.2	13.3

	1Q2004	1Q2003
Profit & Loss (€mn)		
Revenues	1,075	1,044
EBITDA	285	230
EBIT (3)	(38)	(57)

		1Q2004	1Q2003
ARPU (€/average month)			
Fixed Active Customer base		34.7	31.8
Mobile		21.5	20.0
of which	Mobile Data	2.8	2.5

	1Q2004	4Q2003
Balance Sheet (€mn)		
Net Debt (4)	6,725	6,743
Net Capital Employed (5)	6,755	6,804

(1) Excluding acquisitions in backlog (approx. 90,000 in 1Q2004)
(2) Excluding Machine-to-Machine SIMs (approx. 0.3 mn)
(3) Excluding goodwill amortization
(4) Excluding debt to Treasury for UMTS license
(5) Excluding goodwill

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Enel
ENERGY IN TUNE WITH YOU.

Wind Key Performance Indicators Excluding acquisitions in backlog (approx. 90,000 in 1Q2004) Excluding Machine-to-Machine SIMs (approx. 0.3 mn) Excluding goodwill amortization Excluding debt to Treasury for UMTS license Excluding goodwill

Services & Holding (Euro Mn)

	1Q2004	1Q2003		% change
SERVICES				
Revenues	481	555		-13.3%
EBITDA	72	136		-47.1%
EBIT	24	73		-67.1%
Capex	18	26		-30.8%
Net Capital Employed	1,911	2,220	(1)	-13.9%
Headcount	4,115	4,206	(1)	-2.2%
HOLDING				
Revenues	240	263		-8.7%
EBITDA	58	56		3.6%
EBIT	52	50		4.0%
Headcount	541	522	(1)	3.6%

(1) As of December 31, 2003

Page 15

Services & Holding (Euro Mn) (1) As of December 31, 2003

Debt structure

(Euro Mn)	31-Mar-04	31-Dec-03	% Change
Long-term	20,627	20,488	0.7%
Short-term	3,324	4,632	-28.2%
Cash[(1)]	-866	-946	-8.5%
Net Debt	23,085	24,174	-4.5%

1 Including factoring receivables

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Enel
ENERGY IN TUNE WITH YOU.

Average debt maturity: 5 years and 4 months Average cost of debt: 4.3% (Fixed+Hedged)/Total Long Term Debt = 76% (Fixed+Hedged)/Total Net Debt = 68% S&P's: A+/A-1 negative Moody's: A1/P-1 negative (Euro Mn) Debt structure 1 Including factoring receivables

Capex (Euro Mn)

-147
771
624
-19.1%
Telecom
144
72
-50%
Services & Holding
26
18
-31%
Terna
93
59
-37%
Networks & Sales
393
330
-16%
International
15
27
+80%
Generation & Energy Mgmt
100
118
+18%
1Q2003
1Q2004

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Enel
ENERGY IN TUNE WITH YOU.

1Q03 1Q04 GEM 100 118 Intl 15 27 MIR 393 330 Terna 93 59 S&H 26 18 Wind 144 72 1Q2003 1Q2004 771 624 Networks & Sales Telecom Services & Holding Generation & Energy Mgmt Terna -147 International Capex (Euro Mn) -31% +80% -37% -16% +18% -50% -19.1%

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL ON ENEL'S FIRST QUARTER 2004 CONSOLIDATED RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
	By:	/s/ Avv. Claudio Sartorelli
		Name:	Avv. Claudio Sartorelli
Dated: May 12, 2004		Title:	Secretary of Enel Società per Azioni